

January 21, 2011

Mr. Thomas A. Hajda
Senior Vice President and General Counsel
501 Riverside Ave.
Jacksonville, Florida 32202

> **Re:** **EverBank Financial Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 10, 2011**
> **File No. 333-169824**

Dear Mr. Hajda:

We have reviewed your amended registration statement and response letter dated January 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Please have at least a majority of the board of directors or persons performing similar functions sign your next amendment. Refer to Instruction 1 to Form S-1.

2. Please provide updated auditor consents in your next amendment.

Risk Factors, page 13

3. We refer to your risk factor disclosed on page 27 regarding the material weaknesses in internal controls over financial reporting identified as of December 31, 2009 and September 30, 2010. With respect to the material weakness identified as of September 30, 2010, please revise to more clearly disclose the nature of the significant deficiencies that resulted in the material weakness and more thoroughly describe your current plans or actions already undertaken, if any, for remediating the material weakness.

Management, page 131

4.   The first sentence of page 131 references director nominees. Please revise to clarify which persons in the table, if any, are director nominees.

Principal and Selling Stockholders, page 166

5.   Please disclose the natural person who is the beneficial owner of the New Mountain Partners III shares.

EverBank Financial Corp. and Subsidiaries – Consolidated Financial Statements for the Nine Months Ended September 30, 2010 and 2009

Notes to Consolidated Financial Statements

Note 5 – Acquisition Activities, page F-23

Acquisition of Tygris Commercial Financial Group, page F-23

6.   We note your responses to comments 8-10 of our letter dated December 9, 2010. We continue to evaluate the information contained in your response and may have further comments.

Exhibits

7.   Your revised disclosure on page 178 indicates that you have entered into indemnification agreements with your directors and officers. We repeat our prior comment 43 in our letter dated November 4, 2010 requesting that you file the form of such agreements as an exhibit.

8.   It appears that certain schedules and/or exhibits have not been included in a number of exhibits filed with the registration statement. For example, see (i) the Tygris acquisition agreement, filed as exhibit 2.2, (ii) the Purchase and Assumption Agreements filed as exhibits 2.4, 2.5 and 2.6, and (iii) the Amended and Restated Declaration of Trust filed as exhibit 4.5. Please refile any incomplete exhibits in their entirety.

You may contact Angela Connell at 202-551-3426 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc.   (facsimile only)
           Mr. Richard B. Aftanas
           Skadden, Arps, Slate, Meagher & Flom LLP
           917-777-4112